EXHIBIT 99.14
-------------




AT THE TRUST:         AT THE FINANCIAL RELATIONS BOARD:
Karen Dickelman       Tony Ebersole          Georganne Palffy
Director - Investor   General Info.          Analyst Inquiries
Relations
312 683-3671          312 640-6728           312 640-6768
www.banyanreit.com
email: ir@banyanreit.com




FOR IMMEDIATE RELEASE
WEDNESDAY, FEBRUARY 23, 2000



     BANYAN STRATEGIC REALTY TRUST REPORTS $0.19 FFO PER SHARE FOR FOURTH QUARTER; COHEN FINANCIAL RETAINED TO EVALUATE TRUST'S
                              PROPERTIES


BANYAN STRATEGIC REALTY TRUST FOURTH QUARTER/FISCAL 1999 HIGHLIGHTS *

 .    Fourth Quarter FFO of $2.5 million, or $0.19 per share; full year
1999 FFO of $0.81 per share

 .    Annual cash distribution of $0.48 per share, with quarterly cash distribution of $0.12 per share declared January 10, 2000

 .    Fourth Quarter Revenues of $10.3 million

 .    Fourth quarter EBITDA of $5.7 million/full year EBITDA of $23.6 million

 .    Disposition of assets during the year nets company $10.8 million in cash proceeds

 .    Average occupancy rate of portfolio 88 percent at December 31, 1999

 .    Total debt and equity market capitalization of $214 million at
December 31, 1999

   *   Per share data presented on diluted basis


CHICAGO, FEBRUARY 23, 2000 - BANYAN STRATEGIC REALTY TRUST (Nasdaq: BSRTS), a real estate investment trust, today announced 1999 funds from operations of $10.9 million, or $0.81 per share. Fourth quarter FFO was $2.5 million, or $0.19 per share. The portfolio-wide occupancy rate for the Trust's properties as of December 31, 1999 was 88 percent.


CONSOLIDATED FINANCIAL RESULTS
------------------------------

For the fourth quarter 1999 Banyan reported net income of $4.8 million, or $0.36 per share, on revenues of $10.3 million, and FFO of $2.5 million, or $0.19 per share. Fourth Quarter 1999 income before net gains and extraordinary items was $913,000, or $0.07 per share. This compared to net income of $1.4 million, or $0.10 per share, on revenues of $10.6 million, and FFO of $2.8 million, or $0.21 per share during the fourth quarter the previous year. EBITDA (earnings before interest, tax, depreciation and amortization) in the recent quarter was $5.7 million.

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BANYAN STRATEGIC REALTY TRUST
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For the twelve months ended December 31, 1999, the company reported net income of $8.5 million, or $0.63 per share, on revenues of $41.7 million and FFO of $10.9 million, or $0.81 per share. Income before net gains and extraordinary items for the twelve months ended December 31, 1999 was $4.6 million, or $0.34 per share. During the same period the previous year, the company reported income before extraordinary item of $5.5 million, or $0.40 per share, on revenues of $39.4 million and FFO of $10.4 million, or $0.75 per share. EBITDA in the recent 12-month period was $23.6 million, an increase of 10 percent from the $21.3 million during the previous year.

"We are pleased we were able to continue our FFO growth, as well as grow EBITDA year over year", said Leonard G. Levine, President and CEO of Banyan. "Overall, our general and administrative costs as a percent of total revenue declined a full percentage point to 10.8 percent during the year from the previous year. Meanwhile, the office and flex-industrial markets we serve continue to exhibit strong real estate fundamentals, with rents in our portfolio below average market rents in each market, which bodes well for both occupancy and same store growth going forward."


PORTFOLIO PERFORMANCE - REVENUE UP 6 PERCENT
--------------------------------------------

Total revenue for twelve-month period increased 6 percent to $41.7 million from $39.4 million during the previous year. As of December 31, 1999, the company's portfolio of 27 properties was 88 percent occupied.


SALE OF KENTUCKY AND OKLAHOMA PROPERTIES CONCLUDED
--------------------------------------------------

The company realized a gain of $4.1 million during the fourth quarter from the sale of two properties, the Quantum Business Centre, a multi-tenant office/warehouse property located in Jefferson County (suburban Louisville), Kentucky, and its Oklahoma Apartment Portfolio, four separate
apartment complexes totaling 864 units.   The company realized total net
cash proceeds of approximately $10.8 million from these transactions.

"The dispositions of our Oklahoma Apartment Portfolio and Quantum Business Centre are consistent with our strategy of selling certain non-core assets, as well as maximizing returns to shareholders from properties that have reached their maximum potential," said Mr. Levine.


BALANCE SHEET, MARKET VALUE AND LIQUIDITY
-----------------------------------------

At the end of the fourth quarter 1999, total debt and equity market capitalization was approximately $214 million. EBITDA coverage ratio for the twelve-month period ended December 31, 1999 was 2.0 to 1. The Trust had $132.7 million of total debt outstanding as of December 31, 1999.

On January 20, 2000, $6.2 million of the Trust's $7.4 million unsecured convertible loan payable was converted into 61,572 Series A convertible preferred shares at a conversion price of $100 per share. These shares may be further converted into common shares at a conversion price of $5.15 per
share.   The balance of the loan along with accrued interest and a $37,000 conversion/repayment fee was repaid as of that date using the Trust's cash reserves.






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QUARTERLY CASH DISTRIBUTION AND FUNDS AVAILABLE FOR DISTRIBUTION (FAD)
----------------------------------------------------------------------

On January 10, 2000, the Trust declared a quarterly cash distribution of $0.12 per share for the fourth quarter ended December 31, 1999. The distribution was paid February 22, 2000 to shareholders of record as of January 21, 2000.

Funds Available for Distribution (FAD) totaled $2.1 million for the three months ended December 31, 1999, or $0.16 per share, and $9.0 million, or
$0.67 per share for the twelve months ended December 31, 1999.   This
compared to FAD of $2.3 million or $0.17 per share, and $8.6 million or $0.62 per share, for the same periods in the previous year.


COHEN FINANCIAL ENGAGED
-----------------------

The Trust's Board has recently formed a special committee comprised entirely of its Independent Trustees to begin the process of evaluating strategic alternatives. To assist in this process, the committee has engaged Cohen Financial to, among other things, evaluate the Trust's properties. Cohen Financial is a Chicago-based real estate investment banking firm.

Banyan Strategic Realty Trust is an equity Real Estate Investment Trust
(REIT) that owns and acquires primarily office and flex/industrial properties. The properties are located in certain major metropolitan areas of the Midwest and Southeastern United States, including Atlanta, Georgia and Chicago, Illinois and smaller markets such as Huntsville, Alabama; Louisville, Kentucky; Memphis, Tennessee; and Orlando, Florida located in the Midwestern and Southeastern United States. The Trust's current portfolio consists of 27 properties totaling 3.5 million rentable square feet. As of this date, the Trust has 14,126,605 shares of beneficial interest outstanding.


Except for the historical information contained herein, certain matters discussed in this release are forward-looking statements, the achievement of which involve risks and uncertainties that are detailed from time to time in our reports filed with the Securities and Exchange Commission, including the report on Form 10-K for the year ended December 31, 1998. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section will be included in our Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission by March 31, 2000. Without limitation, the foregoing words such as "anticipates", "expects", "intends", "plans", and similar expressions are intended to identify forward-looking statements.


          See Banyan's Website at http://www.banyanreit.com.

   For further information regarding Banyan free of charge via fax, dial 1-800-PRO-INFO and enter "BSRTS."



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                       FINANCIAL TABLE TO FOLLOW





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                 CONDENSED CONSOLIDATED BALANCE SHEETS
                               UNAUDITED
                        (Dollars in thousands)



                                          December 31, December 31,
                                             1999         1998
                                          ------------ ------------

Investment in Real Estate, at cost. . . .   $  199,264   $  220,808
  Less:  Accumulated Depreciation . . . .      (15,420)     (11,399)
                                            ----------   ----------
                                               183,844      209,409
                                            ----------   ----------

Cash and Cash Equivalents . . . . . . . .       13,097        3,731
Restricted Cash . . . . . . . . . . . . .        2,668        2,657
Other Assets. . . . . . . . . . . . . . .        7,038        6,793
                                            ----------   ----------
Total Assets. . . . . . . . . . . . . . .   $  206,647   $  222,590
                                            ==========   ==========

Loans and Bonds Payable . . . . . . . . .   $  132,681   $  151,648
Other Liabilities . . . . . . . . . . . .        6,415        6,359
Minority Interest . . . . . . . . . . . .        2,256        2,149
Shareholders' Equity. . . . . . . . . . .       65,295       62,434
                                            ----------   ----------
Total Liabilities and
  Shareholders' Equity. . . . . . . . . .   $  206,647   $  222,590
                                            ==========   ==========
































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                                        BANYAN STRATEGIC REALTY TRUST
                                           SELECTED FINANCIAL DATA
                                (Dollars in thousands, except per share data)

                                                          Three Months Ended        Year Ended
                                                         12/31/99   12/31/98   12/31/99    12/31/98
                                                        ---------- ---------- ----------  ----------
Total revenue . . . . . . . . . . . . . . . . . . . . . $   10,296 $   10,643 $   41,716  $   39,416
Operating expenses. . . . . . . . . . . . . . . . . . .     (9,226)    (9,133)   (36,597)    (33,325)
                                                        ---------- ---------- ----------  ----------
Operating income. . . . . . . . . . . . . . . . . . . .      1,070      1,510      5,119       6,091

Minority interest in consolidated partnerships. . . . .       (157)      (123)      (538)       (572)

Net gains on disposition of investments in real estate.      4,089      --         4,089       --
Extraordinary item, net of minority interest. . . . . .       (183)     --          (183)       (141)
                                                        ---------- ---------- ----------  ----------
Net income. . . . . . . . . . . . . . . . . . . . . . . $    4,819 $    1,387 $    8,487  $    5,378
                                                        ========== ========== ==========  ==========

Earnings per share of Beneficial Interest - Basic:
  Income before Net Gains and Extraordinary Item. . . . $     0.07 $     0.10 $     0.34  $     0.41
  Net Income. . . . . . . . . . . . . . . . . . . . . . $     0.36 $     0.10 $     0.63  $     0.40
                                                        ========== ========== ==========  ==========

Earnings per share of Beneficial Interest - Diluted:
  Income before Net Gains and Extraordinary Item. . . . $     0.07 $     0.10 $     0.34  $     0.40
  Net Income. . . . . . . . . . . . . . . . . . . . . . $     0.36 $     0.10 $     0.63  $     0.39
                                                        ========== ========== ==========  ==========

FUNDS FROM OPERATIONS

Net Income. . . . . . . . . . . . . . . . . . . . . . . $    4,819 $    1,387  $   8,487   $   5,378

PLUS:
 Depreciation and amortization expense. . . . . . . . .      1,713      1,493      6,629       5,176

LESS:
 Minority interest share of depreciation and
  amortization expense. . . . . . . . . . . . . . . . .        (83)       (90)      (309)       (315)
 Net gain on disposition of investments in real estate.     (4,089)     --        (4,089)      --
 Extraordinary item, net of minority interest . . . . .        183      --           183         141
                                                        ---------- ---------- ----------  ----------
Funds from operations . . . . . . . . . . . . . . . . . $    2,543 $    2,790 $   10,901  $   10,380
                                                        ========== ========== ==========  ==========

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                                              PORTFOLIO SUMMARY
                                                  12/31/99
                                                                              Scheduled Lease Expirations
                                                                      Occu-  -----------------------------
                                                           Square     pancy                          After
                                  Location                 Footage      %       2000   2001    2002   2002
                                  --------                 -------    -----     ----   ----    ----  -----
FLEX/INDUSTRIAL
 Milwaukee Industrial Portfolio   Milwaukee, Wisconsin     235,800      89%      27%    11%     32%    19%
 Elmhurst Metro Court             Elmhurst, Illinois       140,800      65%      15%    30%     12%     8%
 Willowbrook Industrial Court     Willowbrook, Illinois     84,300      91%      28%    20%     31%    12%
 6901 Riverport Drive             Louisville, Kentucky     322,100     100%      45%     0%      0%    55%
 Lexington Business Center        Lexington, Kentucky      308,800      71%      19%     9%      5%    38%
 Newtown Business Center          Lexington, Kentucky       87,100      97%       4%    37%     16%    40%
 Avalon Ridge Business Park       Norcross, Georgia         57,400     100%       0%     0%      0%   100%
 Metric Plaza                     Winter Park, Florida      32,000     100%       0%     0%     69%    31%
 Park Center                      Orlando, Florida          47,400      80%       9%    25%     24%    22%
 University Corporate Center      Winter Park, Florida     127,800      84%      22%    33%     21%     8%
 Tower Lane Business Park         Bensenville, Illinois     95,900      88%      37%    15%     30%     6%
 Johns Creek Office and           Duluth and Suwanee,
   Industrial Park                  Georgia                119,300     100%       0%    50%     50%     0%
                                                         ---------     ----     ----   ----    ----   ----
                                  Sub-Total              1,658,700      87%      23%    16%     18%    30%
                                                         ---------     ----     ----   ----    ----   ----
OFFICE
 Colonial Penn Building           Tampa, Florida            79,200     100%      28%     0%      0%    72%
 Commerce Center                  Sarasota, Florida         81,100     100%       0%    11%      5%    84%
 Woodcrest Office Park            Tallahassee, Florida     264,900      95%      24%    12%     13%    46%
 Midwest Office Center            Oakbrook Terrace, Illinois77,000      91%      39%    13%     29%    10%
 Phoenix Business Park            Atlanta, Georgia         110,600      57%       2%    13%     18%    24%
 Butterfield Office Plaza         Oak Brook, Illinois      200,800      96%      27%    16%     37%    16%
 Southlake Corporate Center       Morrow, Georgia           56,200      87%       9%    32%     35%    11%
 University Square Business CenterHuntsville, Alabama      184,700      91%      28%    25%     26%    12%
 Technology Center                Huntsville, Alabama       48,500     100%      35%    65%      0%     0%
 Airways Plaza Office Center      Memphis, Tennessee        87,800      26%      16%     4%      3%     3%
 Peachtree Pointe Office Park     Norcross, Georgia         71,700      89%      29%    13%     16%    31%
 Avalon Center Office Park        Norcross, Georgia         53,300     100%       0%     0%      0%   100%
 Sand Lake Tech Center            Orlando, Florida          84,100      77%       0%     0%     39%    38%
 Technology Park                  Norcross, Georgia        145,700      96%      13%    28%      4%    51%
                                                         ---------     ----     ----   ----    ----   ----
                                  Sub-Total              1,545,600      87%      19%    16%     18%    34%
                                                         ---------     ----     ----   ----    ----   ----
RETAIL
 Northlake Tower Shopping Center  Atlanta, Georgia         321,600      98%      14%     2%      7%    75%
                                                         ---------     ----     ----   ----    ----   ----
                                  Total                  3,525,900      88%      21%    15%     17%    35%
                                                         =========     ====     ====   ====    ====   ====
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